Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Residential’s 2013 results, corporate profile, and annual report on our website at www.brookfieldrp.com.

The 2013 year end results conference call and webcast will be held on February 12, 2014 at 11 a.m. (EST). Dial 1.800.319.4610 toll free in North America or 1.604.638.5340 for overseas calls. The call will also be available via webcast live at www.brookfieldrp.com. The recorded conference call replay can be accessed until March 13, 2014 by dialing 1.800.319.6413 or 1.604.638.9010 and using code 1231#.

BROOKFIELD RESIDENTIAL REPORTS 2013 YEAR END RESULTS

Brookfield Residential’s 2013 income before income tax increased 33% when compared to 2012. Financial results highlights during fiscal 2013 included the following:

▪	$142 million in net income, up from $93 million in 2012;
▪	12% increase in single family lot closings to 2,402 units in 2013;
▪	23% increase in home deliveries to 2,216 units in 2013;
▪	$442 million of backlog value, up 23% from 2012.

Calgary, Alberta, February 11, 2014 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) today announced its financial results for the three and twelve months ended December 31, 2013. The results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Performance and Financial Highlights

	Three months ended December 31		Twelve months ended December 31
(US$ millions, except per share amounts)	2013	2012	2013	2012
Total revenue	$555	$715	$1,356	$1,340
Income before income taxes	90	65	172	129
Income tax expense	(7)	(9)	(23)	(36)
Net income attributable to Brookfield Residential	79	56	142	93
Basic income per share	$0.67	$0.52	$1.22	$0.92
Diluted income per share	$0.67	$0.52	$1.21	$0.91
Total assets			$3,344	$2,826
Total liabilities			$1,867	$1,486

Three Months Ended December 31, 2013

•	Net income increased to $79 million, or $0.67 per diluted share, compared to $56 million, or $0.52 per diluted share, in the fourth quarter of 2012.
•	Home closings increased to 856 units, up 18% from the fourth quarter of 2012.
•	The average home selling price was $478,000 in the fourth quarter, compared to $425,000 during the same period in 2012.

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Twelve Months Ended December 31, 2013

•	Net income increased to $142 million, or $1.21 per diluted share, from $93 million, or $0.91 per diluted share in 2012.
•	Home closings increased 23% to 2,216 units compared to 2012.
•	Average home selling price was $444,000, compared to $397,000 in 2012.
•	Active housing communities, including our share of unconsolidated entities, increased to 47, up from 33 in 2012.
•	As at December 31, 2013, backlog units, including our share of unconsolidated entities, increased 10% to 915 units, while backlog value increased 23% to $448 million, compared to 2012.
•	Assets as at December 31, 2013 totalled $3,344 million, an increase of $518 million compared to 2012, due to acquisitions of $358 million, development activity and stronger backlog.

Operational Highlights
	Three months ended December 31		Twelve months ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012

Land revenue	$146	$407	$373	$622
Lot closings (single family units)	1,177	1,019	2,402	2,142
Average lot selling price (single family units)	$116,000	$159,000	$127,000	$155,000
Acres closings (multi-family, industrial and commercial)	8	79	28	104
Average per acre selling price (multi-family, industrial and commercial)	$1,004,000	$3,110,000	$1,017,000	$2,619,000
Housing revenue	$409	$308	$983	$718
Home closings for Brookfield Residential (units)	856	725	2,216	1,808
Home closings for unconsolidated entities (units)	19	30	59	74
Average home selling price for Brookfield Residential (per unit)	$478,000	$425,000	$444,000	$397,000
Net new orders for Brookfield Residential (units)	445	447	2,301	1,980
Net new orders for unconsolidated entities (units)	15	19	55	77
Backlog for Brookfield Residential (units at end of period)	902	817	902	817
Backlog for unconsolidated entities (units at end of period)	13	17	13	17
Backlog value for Brookfield Residential	$442	$358	$442	$358
Backlog value for unconsolidated entities	$6	$7	$6	$7

Three Months Ended December 31, 2013

For the three months ended December 31, 2013, land revenue was $146 million compared to $407 million during the same period in 2012. The 2012 land operations included the Playa Vista sale of 195 lots and 22 multi-family acre parcel sales that resulted in $264 million of revenue and $nil margin. Without the inclusion of these Playa Vista sales, land revenue increased by $3 million over the same period of 2012 due to the increased activity in the U.S.

For the three months ended December 31, 2013, housing revenue increased $101 million to $409 million when compared to the same period in 2012, with an 18% increase in home closings and a 12% increase in our average home selling price in 2013. Sales activity remained strong in the fourth quarter in all three operating segments.

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Twelve Months Ended December 31, 2013

Land revenue totalled $373 million for the year ended December 31, 2013, compared to $622 million in 2012. Taking the sales at Playa Vista into account, land revenue increased by $15 million compared to 2012, driven by increased land revenues in all of our operating segments, particularly in our California and Central and Eastern U.S. segments.

Housing revenue was $983 million for the year ended December 31, 2013 compared to $718 million in 2012. This improvement reflects a 23% increase in home closings and a 12% increase in our average home selling price compared to the same period in 2012. There was increased activity in all our operating segments, particularly in California and the Central and Eastern U.S. as the U.S. continued its recovery. As at December 31, 2013, our total backlog, including our share of unconsolidated entities, had grown to 915 units, representing $448 million of value.

OUTLOOK

In 2013, we continued to see improvement in the U.S. housing sector. While regional markets in the U.S. progressed at slightly different rates of recovery, supply has generally tightened and demand has improved over past periods, leading to rising prices. We believe affordability remains high despite these price gains and will continue to support home ownership.

Moving forward, we anticipate that the U.S. housing market will continue to improve in the years ahead, albeit at a slower pace. We expect the Canadian market will remain stable and our Canadian operations will continue to benefit from our strong market share within the energy-focused Alberta market. The supply-constrained Ontario market should also continue to be a strong contributor to our results.

Alan Norris, President and Chief Executive Officer of Brookfield Residential, commented: “We believe that we are one of the best-positioned land and housing companies in North America. Our strategy of ‘going long’ on land when it was out of favour should allow us to reap the benefit of increasing land values as markets continue to improve.”

Our outlook for 2014 is positive and we anticipate that based on current market conditions, income before income taxes for 2014 will be measurably higher than 2013. We offer the following limited operational guidance for 2014:

•	Canadian operations are projected to close approximately 1,500 single family lots, 30 acres of multi-family, commercial and industrial parcels, as well as 1,400 homes;
•	California operations are expected to close approximately 750 single family lots and 525 homes;
•	Central and Eastern U.S. operations are expected to close approximately 1,000 single family lots and 450 homes;
•	Our share of investments in unconsolidated entities are projected to close 600 single family lots and 70 homes;
•	The limited guidance does not include material bulk lot sales or other transactions, such as the sale of commercial assets that may occur in Canada or the U.S.

Historically, there is variability in our results of operations from quarter to quarter, due to the seasonal nature of the homebuilding business and the timing of new community openings and closings. Typically, the highest rate of orders for new homes and lots occurs in the first nine months of the calendar year, with the majority of our profits occurring in the fourth quarter as we deliver on those orders. Many of the lots and acre closings are projected for the end of 2014 and are subject to the normal timing risk of approvals and the development and closing process. As a result if they do not close in 2014, we would anticipate they will occur early in 2015.

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We expect to open 19 new communities during the remainder of 2014, with much of the financial impact of these openings to be reflected in 2015 and beyond. Adjusting for communities that are projected to sell out in 2014, we expect to end 2014 with approximately 57 communities in active selling phases, including our unconsolidated entities.

We believe our strong financial and operational results in 2013 will help us progress to a stronger 2014. We expect the upcoming year will continue the progression of our U.S. operations to be as profitable as our Canadian operations by the end of 2015, provided the U.S. markets continue their recovery.

ADDITIONAL INFORMATION

The attached financial statements are based primarily on information extracted from our financial statements for the three and twelve months ended December 31, 2013. The financial statements were prepared using the standards and interpretations currently issued under U.S. GAAP.

The annual report and the Company’s corporate profile for the quarter ended December 31, 2013 contain further information on our strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on our website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.  For more information, visit www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com
(the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release that are not historical facts, including information concerning possible or assumed future results of operations of the company, guidance for 2014, anticipated improvements in the United States markets and the pace and impact thereof, continued stability in the Canadian markets, long-term market fundamentals (including tightened supply, increased demand, increasing land values, and anticipated affordability levels), the company’s 2014 outlook, expected lot, home, and parcel closings and the timing thereof, the timing and number of new community openings, the number of communities in active selling phases, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “future,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities  successfully;  laws and regulations  related to property  development  and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

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Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months ended December 31		Twelve Months ended December 31
(US$ thousands, except per share amounts)	2013	2012	2013	2012

Revenue
Land	$145,863	$406,746	$373,323	$621,905
Housing	408,837	308,303	982,822	718,465
	554,700	715,049	1,356,145	1,340,370
Direct Cost of Sales
Land	(82,944)	(345,464)	(199,976)	(449,313)
Housing	(323,916)	(257,844)	(781,234)	(598,340)
	147,840	111,741	374,935	292,717
Selling, general and administrative expense	(51,997	(40,681	(170,062)	(128,377)
Equity in earnings from unconsolidated entities	5,061	6,383	8,820	9,882
Depreciation	(1,448	(912)	(4,621)	(3,386)
Interest expense	(15,412	(10,405)	(51,127)	(41,406)
Other income / (expense)	6,415	(1,007)	13,893	(800)
Income Before Income Taxes	90,459	65,119	171,838	128,630
Current income tax (expense) / recovery	421	(14,149)	(1,953)	(45,879)
Deferred income tax (expense) / recovery	(7,370)	5,345	(21,272)	9,788
Net Income	83,510	56,315	148,613	92,539
Net (income) / loss attributable to non-controlling interests and other interests in consolidated subsidiaries	(4,479	(414)	(6,453)	622
Net Income attributable Brookfield Residential	79,031	55,901	142,160	93,161)
Other Comprehensive Income
Unrealized foreign exchange (loss) / gain on:
Translation of the net investment in Canadian subsidiaries	(23,288)	(4,200)	(51,222)	20,369
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	-	-	-	(18,240)
Comprehensive income attributable to Brookfield Residential	$55,743	$51,701	$90,938	$95,290

Earnings per Common Share Attributable to Brookfield Residential
Basic	$0.67	$0.52	$1.22	$0.92
Diluted	$0.67	$0.52	$1.21	$0.91
Weighted Average Common Shares Outstanding (in thousands)
Basic	117,026	107,160	116,670	101,609
Diluted	118,009	107,759	117,645	102,054

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Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	December 31, 2013	December 31, 2012
Assets
Land and housing inventory	$2,399,242	$2,250,256
Investments in unconsolidated entities	206,198	155,352
Commercial properties	-	15,363
Commercial assets held for sale	47,733	-
Receivables and other assets	341,090	331,244
Restricted cash	8,169	13,596
Cash and cash equivalents	319,735	49,826
Deferred income tax assets	21,594	10,552
	$3,343,761	$2,826,189
Liabilities and Equity
Notes payable	$1,100,000	$600,000
Bank indebtedness and other financings	348,853	459,329
Total financings	1,448,853	1,059,329
Accounts payable and other liabilities	418,410	427,020
Total liabilities	1,867,263	1,486,349
Other interests in consolidated subsidiaries	36,641	32,445
Total equity	1,439,857	1,307,395
	$3,343,761	$2,826,189

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